SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to SCHEDULE TO
(Rule 13e-4) Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Rocket Fuel Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value (Title of Class of Securities)

773111109 (CUSIP Number of Class of Securities’ Underlying Common Stock)

E. Randolph Wootton III Chief Executive Officer Rocket Fuel Inc. 1900 Seaport Blvd. Redwood City, CA 94063 (650) 595-1300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Steven E. Bochner Rachel B. Proffitt Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300	JoAnn C. Covington Senior Vice President, General Counsel and Corporate Secretary Rocket Fuel Inc. 1900 Seaport Blvd Redwood City, CA 94063 (650) 595-1300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$19,653,934	$1,979.16

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,191,419 shares of Common Stock of Rocket Fuel Inc. having an aggregate value of $19,653,934 as of May 9, 2016 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of the value of this transaction.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,979.16.
Form or Registration No.: Schedule TO-I.
Filing party: Rocket Fuel Inc.
Date filed: May 13, 2016.
☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
  ☐ third party tender offer subject to Rule 14d-1.
  ☑ issuer tender offer subject to Rule 13e-4.
  ☐ going-private transaction subject to Rule 13e-3.
  ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements that certain Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 13, 2016 (the “Schedule TO”) by Rocket Fuel Inc., a Delaware corporation (the “Company”), relating to an offer (the “Exchange Offer”) by the Company to exchange certain outstanding options to purchase shares of the Company’s common stock, whether vested or unvested, that (i) have an exercise price greater than or equal to $3.50 per share, (ii) were granted under Company's 2008 Equity Incentive Plan or 2013 Equity Incentive Plan on or before December 31, 2015, and (iii) are held by certain employees who are providing service to the Company or any of its subsidiaries, except as otherwise described in the Company’s Offer to Exchange Certain Outstanding Options for New Options dated May 13, 2016, a copy of which was filed as Exhibit 99.(a)(1)(A) to the Schedule TO.

On June 3, 2016, the Company disseminated an e-mail to all eligible employees who had not yet logged into the Exchange Offer website, reminding them of the Exchange Offer and how to log in to the Exchange Offer website. The form of this reminder e-mail is attached hereto as Exhibit 99.(a)(1)(H).

Pursuant to Rule 12b-15 under the Securities Exchange Act, as amended, this Amendment No. 1 amends and supplements Item 12 of the Schedule TO in the manner set forth below, and all other items and exhibits contained in the Schedule TO remain unaffected. This Amendment No. 1 should be read in conjunction with the Schedule TO.

Item 12.	Exhibits.

The Index to Exhibits attached to this Amendment No. 1 is incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

ROCKET FUEL INC.

/s/     JoAnn C. Covington
JoAnn C. Covington
Senior Vice President, General Counsel and Corporate Secretary

Date: June 3, 2016

INDEX TO EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options, dated May 13, 2016.
99.(a)(1)(B)*	Form of Cover Emails.
99.(a)(1)(C)*	Election Form.
99.(a)(1)(D)*	Withdrawal Form.
99.(a)(1)(E)*	Form of Confirmation E-mails.
99.(a)(1)(F)*	Form of Reminder E-mails.
99.(a)(1)(G)*	Screenshots from Offer Website.
99.(a)(1)(H)	Form of Reminder E-mail to Log in to Offer Website.
99.(b)	Not applicable.
99.(d)(1)
Rocket Fuel Inc. 2008 Equity Incentive Plan, including form agreements, as amended and currently in effect (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on August 16, 2013, File No. 333-190695).

99.(d)(2)
Rocket Fuel Inc. 2013 Equity Incentive Plan, including form agreements, as currently in effect (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on August 16, 2013, File No. 333-190695).

99.(g)	Not applicable.
99.(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on May 13, 2016, Commission File No. 005-87954.